Exhibit 99.(a)(1)(C)

KOPIN CORPORATION

OFFER TO PURCHASE ELIGIBLE OPTIONS

CASH PAYMENT RIGHT

To:	[Insert Employee Name]
From:	Kopin Corporation
Date:	[Insert Date]

You have elected to accept the offer (the “Offer”) made by Kopin Corporation (“Kopin”, “us” or “we”) to purchase your eligible options (as listed on the Schedule of Cash Payments attached as Schedule A hereto, your “Eligible Options”) pursuant to the Offering Documents (as defined below). We have accepted your election with respect to your Eligible Options (as indicated by your Election Form), and such options have been purchased by us effective as of September 26, 2008.

In consideration for your Eligible Options purchased by us pursuant to the Offer, effective as of September 26, 2008 we hereby promise to pay you a cash payment in the amount described on the Schedule of Cash Payments attached as Schedule A hereto (your “Cash Payment”) in lump sum on the first regular payroll date of Kopin after January 1, 2009 (or, if earlier, with respect to any of your Eligible Expiring Options (as defined below) purchased by us pursuant to the Offer, on the date(s) such Eligible Expiring Options would have otherwise expired but for their purchase by us pursuant to the Offer). The term “Eligible Expiring Options” refers to your Eligible Options that would have expired during the period commencing on the date immediately following September 26, 2008 and ending on January 1, 2009 but for their purchase by us pursuant to the Offer (for example, because of termination of your employment). Your Cash Payment will be subject to applicable withholdings and will be paid to you whether or not you continue as employees of Kopin after September 26, 2008.

This Cash Payment Right is subject to the terms and conditions of the Offer as set forth in: (1) the Offer to Purchase Eligible Options, dated August 28, 2008 (the “Offering Memorandum”) and (2) your Election Form (as they may be amended, collectively, the “Offering Documents”), which are incorporated herein by reference. This Cash Payment Right and the Offering Documents reflect the entire agreement between you and us with respect to this transaction. This Cash Payment Right may be amended only by means of a writing signed by you and an authorized officer of Kopin.

KOPIN CORPORATION

By:
Name:
Title:

SCHEDULE A

SCHEDULE OF CASH PAYMENTS

[Insert Table from the Election Form]